SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------



                                 SCHEDULE 14D-9



          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



                                 Thermedics Inc.
                               -----------------
                            (Name of Subject Company)

                                 Thermedics Inc.
                            -----------------------
                      (Name of Person(s) Filing Statement)


                          Common Stock, $.10 par value
                           -------------------------
                         (Title of Class of Securities)


                                   883901 10 0
                                ----------------
                      (CUSIP Number of Class of Securities)

                             Seth H. Hoogasian, Esq.
                         c/o Thermo Electron Corporation
                                 81 Wyman Street
                        Waltham, Massachusetts 02454-9046
                                 (781) 622-1000
                              --------------------
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Investor Contact: 781-622-1111
Media Contact: 781-622-1252


                 Thermedics to Take Public Subsidiaries Private;
               Announces Thermo Electron's Proposed Exchange Offer

WOBURN, Mass., January 31, 2000 - Thermedics Inc. (ASE-TMD) announced today that it plans to take private its Thermedics Detection Inc. and Thermo Sentron Inc. subsidiaries. Thermedics also announced that its parent company, Thermo Electron Corporation (NYSE-TMO), proposes to take it private. In addition, the company announced that it will seek a buyer for its Thermo Cardiosystems Inc. subsidiary. These actions are part of a major reorganization plan under which Thermo Electron will spin in, spin off, and sell various businesses to focus solely on its core measurement and detection instruments business.

         Thermedics will make cash tender offers of $8.00 per share for Thermedics Detection, and $15.50 per share for Thermo Sentron, in order to bring its own equity ownership in each of these companies to at least 90 percent. If successful, each of these companies would then be spun into Thermedics through a "short-form" merger at the same cash prices as the tender offers.

         Thermedics currently owns approximately 83.6 percent and 74.2 percent of Thermedics Detection and Thermo Sentron, respectively. Thermo Electron, which currently owns approximately 5.3 percent and 12.4 percent of Thermedics Detection and Thermo Sentron, respectively, will tender its shares to Thermedics in these tender offers.

         Following these tender offers, Thermedics, in turn, would be taken private. Thermo Electron has announced that it will conduct an exchange offer for any and all of the outstanding shares of Thermedics common stock held by minority shareholders. In the exchange offer, holders of Thermedics common stock will receive shares of Thermo Electron common stock in exchange for their Thermedics shares. Thermo Electron expects to announce the exchange ratio for this transaction shortly after Thermedics conducts the tender offers for Thermedics Detection and Thermo Sentron.

         Thermo Electron, which currently owns approximately 75.7 percent of the outstanding shares of Thermedics common stock, will condition the exchange offer on receiving acceptances from holders of enough shares so that, when combined with its current share ownership, Thermo Electron's ownership reaches at least 90 percent. If Thermo Electron achieves this 90-percent-ownership threshold, it will acquire all remaining outstanding shares of Thermedics through a short-form merger. In the short-form merger, minority shareholders who do not participate in the exchange offer would also receive shares of Thermo Electron common stock in exchange for their Thermedics common stock at the same ratio.

         The tender offers and exchange offer will require Securities and Exchange Commission clearance of necessary filings; the exchange offer will require establishment of the exchange ratio. The short-form merger would not require Thermedics board or shareholder approval.

         Thermedics plans to conduct its subsidiary tender offers during the second quarter of 2000. If Thermedics successfully obtains ownership of at least 90 percent of the outstanding Thermo Sentron and Thermedics Detection shares, it expects to complete these spin-ins by the end of the second quarter of 2000. Thermo Electron plans to conduct the exchange offer for Thermedics common stock during the

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




third quarter of 2000. If Thermo Electron successfully obtains ownership of at least 90 percent of the outstanding Thermedics shares, it expects to complete the spin-in of Thermedics by the end of the third quarter of 2000.

         Obligations under Thermedics' 2.88% convertible subordinated debentures due June 1, 2003, and its 0% convertible subordinated debentures due June 1, 2003, would be assumed by Thermo Electron in the short-form merger, and the debentures would be convertible into Thermo Electron common stock.

         Upon completion of the proposed Thermedics spin-in, Thermedics' medical equipment businesses, excluding Thermo Cardiosystems, would be contributed to a new medical products company, which, in turn, would be spun off from Thermo Electron as a dividend to Thermo Electron shareholders. Thermedics Detection and Thermo Sentron will remain businesses of the new focused Thermo Electron measurement and detection instruments company.

SALE OF THERMO CARDIOSYSTEMS
Thermedics has also announced that it will seek a buyer for Thermo Cardiosystems. Thermo Electron and Thermedics have concluded that Thermo Cardiosystems would better prosper as part of another organization providing greater focus, resources, and targeted marketing strength.

         Thermedics Inc. develops, manufactures, and markets diverse product lines, including implantable heart-assist devices and other biomedical products, security instruments, and equipment that assures the quality of a wide variety of consumer products and bulk materials. Thermedics is a public subsidiary of Thermo Electron Corporation. More information is available on the Internet at http://www.thermo.com/subsid/tmd1.html.

OTHER IMPORTANT INFORMATION:
THE TENDER OFFERS DESCRIBED IN THIS ANNOUNCEMENT FOR THE OUTSTANDING SHARES OF THERMEDICS DETECTION AND THERMO SENTRON COMMON STOCK HAVE NOT YET COMMENCED. AS SOON AS THE TENDER OFFERS COMMENCE, WE WILL FILE TENDER OFFER STATEMENTS WITH THE SECURITIES AND EXCHANGE COMMISSION. YOU SHOULD READ THE TENDER OFFER STATEMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFERS. YOU CAN OBTAIN THE TENDER OFFER STATEMENTS AND OTHER DOCUMENTS THAT ARE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR FREE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT http://www.sec.gov. IF YOU WRITE US OR CALL US, WE WILL SEND YOU THESE DOCUMENTS FOR FREE WHEN THEY ARE AVAILABLE:

         * TENDER OFFER STATEMENTS (EXCEPT FOR EXHIBITS)
         * OFFERS TO PURCHASE
         * LETTERS OF TRANSMITTAL
         * NOTICES OF GUARANTEED DELIVERY

YOU CAN CALL US AT (781) 622-1111 OR WRITE TO US AT:

         INVESTOR RELATIONS DEPARTMENT
         THERMEDICS INC.
         81 WYMAN STREET, P.O. BOX 9046
         WALTHAM, MA 02454-9046


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THE EXCHANGE OFFER BY THERMO ELECTRON FOR OUR COMMON STOCK THAT IS DESCRIBED IN
THIS ANNOUNCEMENT HAS NOT YET COMMENCED. ONCE THE EXCHANGE OFFER COMMENCES, WE WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION. YOU SHOULD READ THIS DOCUMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE EXCHANGE OFFER. YOU CAN OBTAIN THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR FREE WHEN THEY ARE AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT http://www.sec.gov. ALSO, IF YOU WRITE US OR CALL US AT THE ABOVE ADDRESS AND PHONE NUMBER, WE WILL SEND YOU THE SOLICITATION/RECOMMENDATION STATEMENT FOR FREE WHEN IT IS AVAILABLE.

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth under the heading "Forward-looking Statements" in Exhibit 13 to the company's annual report on Form 10-K for the year ended January 2, 1999. These include risks and uncertainties relating to: government regulation and industry standards, competition and technological change, intellectual property rights, reimbursement by insurers for medical procedures, medical community acceptance of medical devices, availability of materials and components, product liability, international operations, the company's spinout and acquisition strategies, and the potential impact of the year 2000 on processing date-sensitive information.



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